UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 333-133987

(Check One):  ☐ Form 10-K       ☐ Form 20-F       ☐ Form 11-K       ☒ Form 10-Q       ☐ Form 10-D
☐ Form N-SAR      ☐ Form N-CSR

For Period Ended:  September 30, 2008

☐ Transition Report on Form 10-K    ☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K    ☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:  N/A

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I - REGISTRANT INFORMATION

RedRoller Holdings, Inc.

Full Name of Registrant

Aslahan Enterprises Ltd.

Former Name if Applicable

Soundview Plaza, 1266 East Main Street

Address of Principal Executive Office (Street and Number)

Stamford, CT 06902-3546

City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐  (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable  detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or other transition report or portion thereof, could not be filed within the prescribed period.

RedRoller Holdings, Inc.’s (the “Company”) report on Form 10-Q for the quarter ended September 30, 2008, (the “Quarterly Report”), cannot be filed within the prescribed time period without unreasonable effort or expense because on November 13, 2008 the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Connecticut, Bridgeport Division, styled: In re: RedRoller Holdings, Inc., Chapter 11 Case No. 08-51101 (AHWS). The Company is working diligently to complete its accounts and filings necessary under its Chapter 11 petition so that it can become current with its reporting obligations and intends to file all reports as soon as practicable, but does not anticipate being able to file its Quarterly Report on or before the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification.

William Van Wyck ____________________ (Name)	203 __________ (Area Code)	286-0226 __________________ (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed? If answer is no, identify report(s).

☒ YES      ☐ NO

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

☐ YES      ☒ NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the  reasons why a reasonable estimate of the results cannot be made.

RedRoller Holdings, Inc.
_________________________________________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2008	By:	/s/ William Van Wyck
Name: William Van Wyck
Title: President